UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2018

Commission File Number: 001-36450

JD.com, Inc.

20th Floor, Building A, No. 18 Kechuang 11 Street

Yizhuang Economic and Technological Development Zone
Daxing District, Beijing 101111
The People’s Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F         ☒             Form 40-F       ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Clarification

JD.com, Inc. (the “Company”) is furnishing this Form 6-K to clarify potential confusion caused by certain statements made by the Company’s chief executive officer, Richard Qiangdong Liu, in a recent event.

The Company is confident that its financial statements accurately and fairly present the Company’s results of operations and financial condition throughout the periods covered, and the various margins calculated from the financial information reported in the financial statements are accurate. The Company’s financial statements have been prepared in conformity with U.S. generally accepted accounting principles throughout the periods since 2011.

The Company does not report gross profit in its financial statements. It presents cost of revenues as part of operating expenses, which is in line with the practice of its global industry peer. The Company’s business model is a combination of first-party product sales and third-party services, and the two business models have shared common infrastructure. As a result, if one were to calculate gross profit by deducting cost of revenues from the total net revenues, the result would not be a meaningful measure to understand the Company’s gross profit from product sales or services, as services typically carry higher gross margin than product sales.  Mr. Liu’s recent statements were meant to say that the underlying gross profit for the product sales was lower than the overall “gross profit” that one might calculate by deducting cost of revenues from the total net revenues, because the Company’s supply chain efficiency has lowered its operating expenses, so the Company has been able to forgo certain gross profit by passing the economic benefits to both its customers and its suppliers.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

JD.COM, INC.

By	:	/s/ Sidney Xuande Huang
Name	:	Sidney Xuande Huang
Title	:	Chief Financial Officer

Date: April 16, 2018